Dolly Varden Silver Engages Marketing Services

Vancouver, British Columbia - April 17, 2025 - Dolly Varden Silver Corporation (TSXV: DV | OTCQX: DOLLD | FRA: DVQ) (the "Company" or "Dolly Varden") announces that it has entered into a marketing services agreement with LFG Equities Corp. (''LFG'') to provide strategic advice and digital media and marketing services to the Company. LFG, a Toronto-based company, will provide strategic advice, media buying and distribution, and marketing services through on-line media placements for the Company, including but not limited to newsletters. Under the terms of the agreement, LFG will be paid $150,000 USD over the course of the initial term with US$90,000 paid upon signing, US$10,000 paid in advance of the second month and US$50,000 paid in advance of the third month.  The initial term is 3 months but may be extended at the discretion of the Company.

LFG's business address at 402-9140 Leslie St., Richmond Hill, ON, L4B 0A9. LFG is an arm's length party to the Company. LFG does not have any interest, directly or indirectly, in the Company or its securities or any right or intent to acquire such an interest at this time, however LFG and its clients may acquire an interest in the securities of the Company in the future. There are no performance factors contained in the agreement and no stock options or other compensation in connection with the engagement.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include the term of the agreement and the proposed benefits of the agreement.  Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated March 28, 2024 for the year ended December 31, 2023 which is available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137,
www.dollyvardensilver.com.